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SECURI█████████████████MISSION

03014105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

MAR 0 3 2003

WASH. D.C. 155

SEC FILE NUMBER

8 - 48373

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Crest Management Partners, L.P.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 North Broad Street
(No. and Street)

Ridgewood   New Jersey   07450
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aiman Salem   (201)   447-2300
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

85 Livingston Avenue	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED

MAR 2 1 2003

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, ___Aiman Salem_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Crest Management Partners, L.P._____, as of ___December 31_____,20 02___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature

_____ Title

Notary Public

YEXENIA DIAZ
Notary Public - New Jersey
Bergen County
My Commission Expires Dec. 8, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CREST MANAGEMENT PARTNERS, L.P.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002

A CLAIM OF EXEMPTION FROM CERTAIN REGULATORY REQUIREMENTS HAS BEEN FILED WITH THE COMMODITY FUTURES TRADING COMMISSION PURSUANT TO REGULATION 4.7 BY THE COMMODITY POOL OPERATOR OF CREST MANAGEMENT PARTNERS, L.P.

CREST MANAGEMENT PARTNERS, L.P.

CONTENTS

CREST MANAGEMENT PARTNERS, L.P.

AFFIRMATION OF THE COMMODITY POOL OPERATOR

To the best of the knowledge and belief of the undersigned, the information contained in the annual report for the year ended December 31, 2002 is accurate and complete.

Mr. Peter Thomas President
Crest Capital LLC, General Partner
Crest Management Partners, L.P.

Commodity Pool Operator:

Crest Capital LLC
7 North Broad Street, 2nd Floor
Ridgewood, New Jersey 07450
(201) 447-2300

Commodity Pool:

Crest Management Partners, L.P.

85 Livingston Avenue
Roseland, New Jersey 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Beverly Hills • Dallas • San Francisco • Roseland, NJ • Walnut Creek, CA



Rothstein, Kass & Company, P.C.
C E R T I F I E D   P U B L I C   A C C O U N T A N T S

INDEPENDENT AUDITORS' REPORT

To the Partners
Crest Management Partners, L.P.

We have audited the accompanying statement of financial condition of Crest Management Partners, L.P. as of December 31, 2002. This statement of financial condition is the responsibility of the General Partner of Crest Management Partners, L.P. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Crest Management Partners, L.P. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the Statement of Financial Condition. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the Statement of Financial Condition, but is supplementary information required by Regulation 1.10 of the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the Statement of Financial Condition and, in our opinion, is fairly stated, in all material respects, in relation to the Statement of Financial Condition taken as a whole.

Rothstein, Kass + Company, P.C.

Roseland, New Jersey
February 4, 2003

CREST MANAGEMENT PARTNERS, L.P.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Cash	$	3,315
Receivable from clearing broker		3,261,597
Securities owned, at market value		2,226,256
Other assets		4,000
	$	5,495,168

LIABILITIES AND PARTNERS' CAPITAL

Liabilities		
Securities sold, not yet purchased, at market value	$	2,345,516
Due to clearing broker		178,700
Total liabilities		2,524,216
Commitments and contingencies		
Partners' capital		
General partner		2,953,691
Limited partner		17,261
		2,970,952
	$	5,495,168

CREST MANAGEMENT PARTNERS, L.P.

NOTES TO FINANCIAL STATEMENTS

1. Nature of operations

Crest Management Partners, L.P. (the "Partnership") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC). The Partnership is also a member of the National Futures Association and an associate member of the American Stock Exchange. The Partnership's operations consist primarily of engaging in proprietary trading transactions.

2. Summary of significant accounting policies

Securities Owned and Securities Sold, Not Yet Purchased, at market

All securities owned and securities sold, not yet purchased are valued at market and unrealized gains and losses are reflected in revenues.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis.

Income Taxes

As a partnership, no provision for federal and state income taxes is required as each partner is responsible for reporting their share of the Partnership's income or loss on their personal tax return.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Securities owned and securities sold, not yet purchased

Securities owned and securities sold, not yet purchased at December 31, 2002 consist of equity securities of approximately $2,226,000 and $2,346,000, respectfully.

4. Net capital requirement

The Partnership is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Partnership's net capital was approximately $2,344,000, which was approximately $2,244,000 in excess of its minimum requirement of $100,000.

5. Concentrations of credit risk

In the normal course of business, the Partnership's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Partnership to off-balance-sheet risk in the event the counter party is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

In the normal course of business, all of the Partnership's securities transactions, money balances and security positions are transacted with a broker. The Partnership is subject to credit risk to the extent the broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The General Partner monitors the financial condition of the broker and does not anticipate any losses from this counterparty.

6. Due to/from clearing broker

The due to clearing broker is due on demand and is collateralized by all Partnership-owned securities held by, or deposited with, the clearing broker. Interest is charged at the clearing broker's call rate. Amounts due from clearing broker may be restricted to the extent that they serve as deposits for securities sold short.

7. Off-balance sheet risk

The Partnership is subject to certain inherent risks arising from its trading activities of selling securities short. The ultimate cost to the Partnership to acquire these securities may exceed the liability reflected in these financial statements.

8. Exemption from Rule 15c3-3

The Partnership is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

9. Related party transactions

The General Partner (the "GP") of the Partnership is Crest Capital, LLC, which manages the operations of the Partnership. The GP is required by the Limited Partnership Agreement (the "Agreement") to maintain a capital balance in an aggregate amount equal to at least the lessor of 1.01% of the aggregate net capital contributions made to the Partnership by all the partners or $500,000.

As compensation for the GP's services, upon each calendar quarter end, the Partnership shall pay the GP a management fee and an incentive fee, based on certain guidelines in the Agreement. The GP has waived both the management and incentive fee for the year ended December 31, 2002.

CREST MANAGEMENT PARTNERS, L.P.

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

Partners' capital		$	2,970,952
Less nonallowable assets and other charges			31,825
Net capital before haircuts			2,939,127
Haircuts Equity securities			(595,559)
Net capital		$	2,343,568
Aggregate indebtedness		$	178,700
Computed minimum net capital required (6.67% of aggregate indebtedness)		$	11,919
Minimum net capital required (under SEC Rule 15c3-1)		$	100,000
Minimum net capital required (under CFTC Regulation 1.17)		$	30,000
Excess net capital ($2,343,568 - $100,000)		$	2,243,568
Percentage of aggregate indebtedness to net capital	$ 178,700		
	$ 2,343,568		
			8%

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2002.